UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

LIFE TIME GROUP HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

53190C102

(CUSIP Number)

C. Alex Bahn

WilmerHale

1875 Pennsylvania Avenue, NW

Washington, DC 20006

202-663-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 53190C102

1	NAMES OF REPORTING PERSONS MSD Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,695,100
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,695,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,695,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

The percentage used herein and in the rest of this Schedule 13D is calculated based upon 194,188,729 shares of the Issuer’s Common Stock, par value $0.01 per share, outstanding as of November 7, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 9, 2022.

CUSIP No. 53190C102

1	NAMES OF REPORTING PERSONS MSD Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 230,007
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 230,007

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 230,007
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

The percentage used herein and in the rest of this Schedule 13D is calculated based upon 194,188,729 shares of the Issuer’s Common Stock, par value $0.01 per share, outstanding as of November 7, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 9, 2022.

CUSIP No. 53190C102

1	NAMES OF REPORTING PERSONS MSD Life Time Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,695,100
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,695,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,695,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

The percentage used herein and in the rest of this Schedule 13D is calculated based upon 194,188,729 shares of the Issuer’s Common Stock, par value $0.01 per share, outstanding as of November 7, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 9, 2022.

CUSIP No. 53190C102

1	NAMES OF REPORTING PERSONS MSD EIV Private Life Time, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 230,007
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 230,007

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 230,007
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

The percentage used herein and in the rest of this Schedule 13D is calculated based upon 194,188,729 shares of the Issuer’s Common Stock, par value $0.01 per share, outstanding as of November 7, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 9, 2022.

CUSIP No. 53190C102

1	NAMES OF REPORTING PERSONS Michael S. Dell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,695,100
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,695,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,695,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

The percentage used herein and in the rest of this Schedule 13D is calculated based upon 194,188,729 shares of the Issuer’s Common Stock, par value $0.01 per share, outstanding as of November 7, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 9, 2022.

CUSIP No. 53190C102

Item 1.	Security and Issuer

This Amendment No. 1 amends and supplements the Schedule 13D filed by the Reporting Person on October 22, 2021 and relates to the common stock, $0.01 par value per share (the “Common Stock”), of Life Time Group Holdings, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 2902 Corporate Place, Chanhassen, Minnesota 55317.

Item 2.	Identity and Background.

Item 2(a)	is hereby amended in part as follows:

a)

This Schedule 13D is being jointly filed by and on behalf of each of MSD Capital, L.P. (“MSD Capital”), MSD Partners, L.P. (“MSD Partners”), MSD Life Time Investments, LLC (“MSD Life Time Investments”), MSD EIV Private Life Time, LLC (“MSD EIV Private Life Time”) and Michael S. Dell (collectively, the “Reporting Persons”). Each of MSD Life Time Investments and MSD EIV Private Life Time is the record owner and direct beneficial owner of the shares of Common Stock covered by this statement.

MSD Capital is the investment manager of MSD Life Time Investments and may be deemed to beneficially own securities owned by MSD Life Time Investments. MSD Capital Management LLC (“MSD Capital Management”) is the general partner of MSD Capital and may be deemed to beneficially own securities owned by MSD Capital. Each of Gregg R. Lemkau and Mark R. Lisker is a manager of MSD Capital Management and may be deemed to beneficially own securities owned by MSD Capital Management. Michael S. Dell is the controlling member of MSD Capital Management and may be deemed to beneficially own securities owned by MSD Capital Management. Each of Messrs. Lemkau and Lisker disclaims beneficial ownership of such securities.

MSD Partners is the investment manager of MSD EIV Private Life Time and may be deemed to beneficially own securities owned by MSD EIV Private Life Time. MSD Partners (GP), LLC (“MSD GP”) is the general partner of MSD Partners, and may be deemed to beneficially own securities beneficially owned by MSD Partners. Gregg R. Lemkau maintains investment discretion over this investment and therefore may be deemed to beneficially own securities beneficially owned by MSD GP.

By virtue of the agreements made pursuant to the Stockholders Agreement (as defined below), certain affiliates of the Reporting Persons, Leonard Green & Partners, L.P. (“LGP”), TPG Global, LLC (“TPG”), LNK Partners (“LNK”), LifeCo LLC (“LifeCo”), Partners Group (USA) Inc. (“PG”), Teacher Retirement System of Texas, JSS LTF Holdings Limited, SLT Investors, LLC and Bahram Akradi (collectively, the “Voting Group”) may be deemed to be acting as a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Shares beneficially owned by the other members of the Voting Group are not the subject of this Schedule 13D. For a description of the relationship between the Reporting Persons and the other Voting Group members, see Item 4 below.

Item 2(b) is hereby amended in part as follows:

b)	The principal business address of MSD Capital, MSD Partners, MSD Life Time Investments and MSD EIV Private Life Time is One Vanderbilt Avenue, 26th Floor, New York, New York 10017.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby supplemented in its entirety as follows:

Items 5(a) and (b):

A.	MSD Capital, L.P.

(a)	As of the date hereof, MSD Capital, L.P. beneficially owns, in aggregate, 11,695,100 shares of Common Stock, representing 6.0% of the Issuer’s outstanding shares of Common Stock.

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 11,695,100

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 11,695,100

CUSIP No. 53190C102

B.	MSD Partners, L.P.

(a)	As of the date hereof, MSD Partners, L.P. beneficially owns, in aggregate, 230,007 shares of Common Stock, representing 0.1% of the Issuer’s outstanding shares of Common Stock.

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 230,007

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 230,007

C.	MSD Life Time Investments, LLC

(a)	As of the date hereof, MSD Life Time Investments, LLC beneficially owns, in aggregate, 11,695,100 shares of Common Stock, representing 6.0% of the Issuer’s outstanding shares of Common Stock.

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 11,695,100

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 11,695,100

D.	MSD EIV Private Life Time, LLC

(a)	As of the date hereof, MSD EIV Private Life Time, LLC beneficially owns, in aggregate, 230,007 shares of Common Stock, representing 0.1% of the Issuer’s outstanding shares of Common Stock.

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 230,007

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 230,007

E.	MSD Capital Management, LLC

(a)	As of the date hereof, MSD Capital Management, LLC beneficially owns, in aggregate, 11,695,100 shares of Common Stock, representing 6.0% of the Issuer’s outstanding shares of Common Stock.

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 11,695,100

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 11,695,100

CUSIP No. 53190C102

F.	MSD Partners (GP), LLC

(a)	As of the date hereof, MSD Partners (GP), LLC beneficially owns, in aggregate, 230,007 shares of Common Stock, representing 0.1% of the Issuer’s outstanding shares of Common Stock.

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 230,007

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 230,007

G.	Marc R. Lisker

(a)	As of the date hereof, Marc R. Lisker beneficially owns, in aggregate, 11,695,100 shares of Common Stock, representing 6.0% of the Issuer’s outstanding shares of Common Stock. (1)

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 11,695,100

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 11,695,100

H.	Gregg R. Lemaku

(a)	As of the date hereof, Gregg R. Lemaku beneficially owns, in aggregate, 11,925,107 shares of Common Stock, representing 6.1% of the Issuer’s outstanding shares of Common Stock. (1)

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 11,925,107

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 11,925,107

CUSIP No. 53190C102

I.	Michael S. Dell

(a)	As of the date hereof, Michael S. Dell beneficially owns, in aggregate, 11,695,100 shares of Common Stock, representing 6.0% of the Issuer’s outstanding shares of Common Stock. (1)

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 11,695,100

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 11,695,100

Item 5(d):

None.

Item 5(e):

Not applicable.

CUSIP No. 53190C102

Item 7	Material to be filed as Exhibits

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement dated February 14, 2023

CUSIP No. 53190C102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

MSD Capital, L.P.

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSD Partners, L.P.

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Robert K. Simonds
Name:	Robert K. Simonds
Title:	Authorized Signatory

MSD Life Time Investments, LLC

By:	MSD Capital, L.P.
Its:	Investment Manager

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

CUSIP No. 53190C102

MSD EIV Private Life Time, LLC

By:	MSD Partners, L.P.
Its:	Investment Manager

By:	MSD Partners (GP), LLC
Its:	General Partner

By:	/s/ Robert K. Simonds
Name:	Robert K. Simonds
Title:	Authorized Signatory

Michael S. Dell

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Attorney-in-Fact